MASTERWORKS

Launching Now | Rashid Johnson ($833K | △ 39.0%)

Masterworks Recently Sold Paintings[1]

Pierre Soulages	Andy Warhol	Cecily Brown
Annualized Net Return	Annualized Net Return	Annualized Net Return
13.9% 845 days held	10.4% 256 days held	35.0% 686 days held

74% SOLD OUT



Available Now

RASHID JOHNSON



Annual Appreciation of Record Prices[2]

39.0%

Price Appreciation of Similar Works[3]

33.3%

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Initial Price Offering is $833,000

A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Rashid Johnson have a record price compound annual growth rate (“CAGR”) of 39.0% from June 27, 2013 to December 31, 2022. This calculation is based on (i) a record price of $107,667 on June 27, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,475,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

3. The selected sales data is intended to provide an estimate of the historical appreciation rate of the [Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprises paintings by Rashid Johnson with the following criteria: works featuring anxious men iconography, measuring from 30 inches by 30 inches to 100 inches by 100 inches featuring more than 4 anxious men figures. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. The realized prices comprised by this set of transactions have increased at an estimated 33.3% CAGR implied from selected sales occurring from May 15, 2019 to November 17, 2022.